UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gentry Resources Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

37246B 10 1

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)

/  /  Rule 13d-1(c)

/x/  Rule 13d-1(d)

CUSIP No. 37246B 10 1                                                                                   Page 1 of 5

1	NAME OF REPORTING PERSON George T. Hawes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	5	SOLE VOTING POWER 1,925,417
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,925,417
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ___
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 37246B 10 1                                                                                   Page 3 of 5

Item 1(a).

Name of Issuer:

Gentry Resources Ltd.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

101 6th Avenue S.W., Suite 2500

Calgary, Alberta T2P 3P4 Canada

Item 2                    (a). - (c).  Name, Principal Business Address and Citizenship of Person Filing:

George T. Hawes

49 Central Drive

Plandome, NY 11030 U.S.A.

Citizenship:  U.S.A.

Item 2(d).

Title of Class of Securities:  Common Shares without par value

Item 2(e).

CUSIP Number:  37246B 10 1

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) /  / Broker or dealer registered under Section 15 of the Exchange Act.

(b) /  / Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) /  / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) /  / Investment company registered under Section 8 of the Investment Company Act.

(e) /  / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) /  / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) /  / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) /  / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) /  / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) /  / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 37246B 10 1                                                                                   Page 4 of 5

Item 4.

Ownership.

The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

Ownership of 1,925,417 Common Shares includes 141,667 stock options exercisable within 60 days of January 1, 2004.

Ownership percentages based on 27,352,431 Common Shares of the Issuer outstanding as of January 1, 2004.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

Not Applicable

CUSIP No. 37246B 10 1                                                                                   Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

April 20, 2004

/s/ George T. Hawes

George T. Hawes